UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal,

211 Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                   ☐  Form 40-F

CONTENTS

Resignation of Chief Financial Officer

Ran Shalev, Chief Financial Officer, will step down from his role effective December 31, 2024, to pursue another role. The company is in the process of a search for a successor. To ensure continuity, Mr. Shalev has agreed following his departure to actively assist with ongoing operations and with handover throughout Q1 2025.

Quarterly Results of Operations

On November 25, 2024, the Company announced financial results for the third quarter of 2024 and provided information concerning its expectations for certain key performance indicators for the fourth quarter of, and full year, 2024. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to Form 6-K.

Exhibits.

Exhibit 99.1	Press release, dated November 25, 2024, entitled “Freightos Reports Third Quarter 2024 Results: Revenue Up 21%, Record Since Going Public”

Incorporation by Reference

The information in this Form 6-K (including, in Exhibit 99.1hereto, the data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but not the non-IFRS data and quotes of members of the Company’s management in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: November 25, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel